Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

PRESS RELEASE

June 6, 2006

Messina Minerals ("MMI") Closes $5.96 million Private Placement, Expands Drill Program to 43,000 meters

HIGHLIGHTS:

* Messina has completed a private placement for total proceeds of $5,955,025 comprised of $4.25 million in flow-through and $1.71 million in non-flow-through funds.

* Messina has received $100,000 from the Government of Newfoundland and Labrador "Junior Exploration Assistance" program for 2005 exploration and has been approved to receive up to an additional $186,000 in funding from this program during 2006.

* Messina has revised its Newfoundland exploration budget to $6.5 million and now forecasts a 43,000 meter (43 kilometer) drill program (a 287% increase) during 2006.

Messina Minerals Inc. (the "Company") announces the non-brokered private placement, previously announced on May 9, 2006, has closed. The Company has issued a total of 2,125,000 flow-through shares at a price of $2.00 per share, and 974,300 non-flow-through units at a price of $1.75 per unit to raise gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years.

MGI Securities Inc. and **Peters & Co. Ltd.** (the "Finders") acted as Finders with respect to the sale of 2,110,000 flow-through shares and 934,300 non-flow-through units. A number of Canadian resource funds participated in the private placement. The Company paid the Finders cash commissions of $409,851.75 and issued a total of 243,544 Finders' Warrants pursuant to the Finders Fee Agreement. The Finders' Warrants will entitle the holder to purchase one common share for a period of two years from the closing date at an exercise price of $2.00. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year. Non-flow-through proceeds of the placement will be used for working capital purposes.

The securities are subject to a hold period expiring October 2, 2006.

In addition, the Company would like to acknowledge and thank the Government of

Newfoundland and Labrador for Junior Exploration Assistance ("JEA") funding of $100,000 received for expenditures made drilling the Boomerang area in 2005. The Company has also been approved to receive up to $186,000 under the Junior Exploration Assistance program during 2006 for exploration drilling of the Tulks East and Middle Tulks area ($86,000) and for drilling the Boomerang, Domino, and Zinc Zone areas ($100,000) of the Tulks South Property.

Messina's 2006 exploration budget has been increased to a minimum of $6.5 million. Messina now forecasts to drill a minimum of 43,000 meters during 2006; an increase of 287% from previous budget. Messina will have a total of approximately $3.2 million of unallocated funds remaining.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares including the Tulks South Property where four drill rigs are currently testing the Boomerang, Domino, and Zinc Zone targets. Boomerang (December 2004) and Domino (February 2006) are recently discovered zinc-lead-copper-gold-silver massive sulphide prospects that have each returned economically interesting grades and have demonstrated continuity along strike.

Messina's 2006 exploration campaign is designed to continue its successful testing along the geologic horizon that hosts this zinc-lead-copper-gold-silver mineralization. Results from 2005 drilling and geophysical exploration programs have identified high-priority targets (including "Zinc Zone") along this horizon in the immediate area of Boomerang and Domino mineralization that will be the primary focus of 2006 drilling.

Additionally, the Tulks South Property hosts other previously outlined massive sulphide targets (including "Tulks East A and B Zones") and newly discovered massive sulphide mineralization (at Middle Tulks) that will also be targeted during the 2006 program.

Messina is building upon the early success of its exploration campaigns and is confident that its continuing exploration efforts will yield an opportunity to develop its project. A supportive provincial government, good local infrastructure (roads and hydro), nearby operations with mill plant (Duck Pond), a healthy treasury for 2006 ($9.7 million) and an experienced management team position the Company for success.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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**MATERIAL CHANGE REPORT UNDER S[illegible]
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

June 6, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on June 6, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 6th day of June, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

June 6, 2006

Messina Minerals ("MMI") Closes $5.96 million Private Placement, Expands Drill Program to 43,000 meters

HIGHLIGHTS:

* Messina has completed a private placement for total proceeds of $5,955,025 comprised of $4.25 million in flow-through and $1.71 million in non-flow-through funds.

* Messina has received $100,000 from the Government of Newfoundland and Labrador "Junior Exploration Assistance" program for 2005 exploration and has been approved to receive up to an additional $186,000 in funding from this program during 2006.

* Messina has revised its Newfoundland exploration budget to $6.5 million and now forecasts a 43,000 meter (43 kilometer) drill program (a 287% increase) during 2006.

Messina Minerals Inc. (the "Company") announces the non-brokered private placement, previously announced on May 9, 2006, has closed. The Company has issued a total of 2,125,000 flow-through shares at a price of $2.00 per share, and 974,300 non-flow-through units at a price of $1.75 per unit to raise gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one warrant, with each whole warrant exercisable into one share at $2.00 for two years.

MGI Securities Inc. and **Peters & Co. Ltd.** (the "Finders") acted as Finders with respect to the sale of 2,110,000 flow-through shares and 934,300 non-flow-through units. A number of Canadian resource funds participated in the private placement. The Company paid the Finders cash commissions of $409,851.75 and issued a total of 243,544 Finders' Warrants pursuant to the Finders Fee Agreement. The Finders' Warrants will entitle the holder to purchase one common share for a period of two years from the closing date at an exercise price of $2.00. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties, and particularly to accelerate the drilling program currently underway testing the Boomerang and Domino zinc-lead-copper-gold-silver discoveries on the Tulks South Property. The flow-through funds raised will be used for exploration expenditures that qualify as Canadian exploration expenses as defined in the Income Tax Act and will be renounced for the 2006 taxation year. Non-flow-through proceeds of the placement will be used for working capital purposes.

The securities are subject to a hold period expiring October 2, 2006.

In addition, the Company would like to acknowledge and thank the Government of

Newfoundland and Labrador for Junior Exploration Assistance ("JEA") funding of $100,000 received for expenditures made drilling the Boomerang area in 2005. The Company has also been approved to receive up to $186,000 under the Junior Exploration Assistance program during 2006 for exploration drilling of the Tulks East and Middle Tulks area ($86,000) and for drilling the Boomerang, Domino, and Zinc Zone areas ($100,000) of the Tulks South Property.

Messina's 2006 exploration budget has been increased to a minimum of $6.5 million. Messina now forecasts to drill a minimum of 43,000 meters during 2006; an increase of 287% from previous budget. Messina will have a total of approximately $3.2 million of unallocated funds remaining.

The Company has extensive mineral land holdings in central Newfoundland now totaling 289 square kilometers or 28,894 hectares including the Tulks South Property where four drill rigs are currently testing the Boomerang, Domino, and Zinc Zone targets. Boomerang (December 2004) and Domino (February 2006) are recently discovered zinc-lead-copper-gold-silver massive sulphide prospects that have each returned economically interesting grades and have demonstrated continuity along strike.

Messina's 2006 exploration campaign is designed to continue its successful testing along the geologic horizon that hosts this zinc-lead-copper-gold-silver mineralization. Results from 2005 drilling and geophysical exploration programs have identified high-priority targets (including "Zinc Zone") along this horizon in the immediate area of Boomerang and Domino mineralization that will be the primary focus of 2006 drilling.

Additionally, the Tulks South Property hosts other previously outlined massive sulphide targets (including "Tulks East A and B Zones") and newly discovered massive sulphide mineralization (at Middle Tulks) that will also be targeted during the 2006 program.

Messina is building upon the early success of its exploration campaigns and is confident that its continuing exploration efforts will yield an opportunity to develop its project. A supportive provincial government, good local infrastructure (roads and hydro), nearby operations with mill plant (Duck Pond), a healthy treasury for 2006 ($9.7 million) and an experienced management team position the Company for success.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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